Exhibit 99.2


[Blueridge LOGO]


                   [Stationery of Frederick Brewing Company]





                             THIRD QUARTER RESULTS

                                    --------

     The Company will report a third quarter 1996 loss of $475,018 ($0.24 per share) compared to net income of $26,186 ($0.02 per share) for the corresponding quarter of 1995. The year-to-date 1996 loss increased to $1,117,314 ($0.68 per share) compared to a loss of $88,303 ($0.07) for the first nine months of 1995. The per share calculations were affected by an increase in the number of shares outstanding as the result of the Company's initial public offering in March of 1996. The loss reflects planned increases in overhead expenses associated with expanding sales and management staffing, production of new marketing materials, the increased professional fees, insurance and other costs associated with being a public company and higher production costs associated with a contract brewing arrangement with a non-owned brewery (which was terminated as of September 30); as well as an expense associated with adjusting certain accounts payable cut-offs and a below-cost sale of dated and returned beer to a liquidator in Nevada.

     Gross revenues for the quarter were $506,450, an increase of 3.8% over the $492,445 recorded in the third quarter of 1995 on shipments of 2998 barrels, a 10.5% increase over 1995 shipments of 2713 barrels. Gross revenues for the first nine months of 1996 were $1,375,302, an increase of 2.1% over the $1,346,644 in the same period in 1995, on shipments of 7,975 barrels, an increase of 4.9% over 1995 sales of 7,603 barrels. Shipments continue to be constrained by the lack of production capacity--finished goods inventories at September 30 were 461 barrels, about 14 days' shipments, down from 1085 barrels at June 30, 1996, indicating that the Company was selling all the beer it was capable of producing in its current facilities. Depletions (sales by the Company's wholesale distributors) in the core markets of Maryland and Washington, DC increased by nearly 15% over the same period in 1995, reflecting the Company's success in increasing market share in its core market, while sales to several markets, including Chicago and New Jersey, were suspended to allow the Company to meet increased demand in its core markets and in preparation for alligning its distribution with stronger wholesalers when the Company's new brewery comes on line.


                              NEW BREWERY EQUIPMENT
                                BEGINS TO ARRIVE,
                              CONSTRUCTION PROCEEDS
                                    --------

     The first of about 25 truckloads of new brewery equipment began to arrive at the Company's new brewery in September. The remaining new equipment is scheduled to arrive by December 10th. Installation of the equipment should be complete by December 31st. Barring unforeseen problems, management anticipates shipping up to 1,000 barrels of beer from the new brewery by the end of January. The Company's offices will move to the new facility during February. Extremely wet spring and summer weather delayed building construction by six to eight weeks. The building is now under roof, however, and further weather-related delays should not be significant. The new brewery expands the Company's production capacity by 500%, provides efficient office and meeting space and features an attractive tap room where wholesalers, retailers and consumers can meet and sample Blue Ridge beers.

     In a related development, the Board of Directors has decided to close the existing brewery in downtown Frederick as soon as practicable after the new brewery is operational, in order to permit the Company's employees to focus on the start-up of the new brewery and because production costs at the new brewery are expected to be much lower than at the current brewery. The existing equipment will be sold for cash, but the Company will take a significant fourth quarter charge, reflecting the write-off of undepreciated leasehold improvements and equipment.

                             FREDERICK BREWING CO.
                                 Balance Sheet


                                                          September 30, 1996
                                                              (Unaudited)
ASSETS
Current assets:
        Cash and cash equivalents                             $1,061,795
        Trade receivables                                        410,298
        Inventories, net                                         198,361
        Prepaids and other current assets                         71,441
                                                               ---------
        Total current assets                                   1,741,895

Property and equipment, net                                    1,042,779
Deposits                                                       1,682,966
Intangibles, net                                                 145,858
Other assets                                                          --
        Total assets                                          $4,613,498
                                                              ----------
LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
        Current maturities of long-term debt                  $   52,976
        Current maturities of capital leases                      13,385
        Accounts payable and accrued liabilities                 102,071
                                                              ----------
        Total current liabilities                                168,432

Long-term debt                                                 1,054,888
Obligations under capital leases                                  68,932
                                                              ----------
        Total liabilities                                      1,292,252

Stockholders' equity:
        Common stock                                                  72
        Additional paid-in capital                             4,901,424
        Accumulated deficit                                   (1,580,250)
                                                              ----------
        Total stockholders' equity                             3,321,246
                                                              ----------
        Total liabilities and stockholders' equity            $4,613,498
                                                              ----------

                             FREDERICK BREWING CO.
                            Statement of Operations




                                         Three Months Ended Sept. 30,         Nine Months Ended Sept. 30,
                                                1996      1995                       1996        1995
                                                ----      ----                       ----        ----


Gross sales                                   515,376      502,225             1,390,119       1,364,923
Less returns and allowances                    48,690       (4,583)               84,576          15,365
Less excise taxes                              32,156       19,246                73,643          60,194
                                               ------       ------                ------          ------
  Net sales                                   434,530      487,562             1,231,900       1,289,364

Cost of sales                                 475,644      319,973             1,353,843         906,963
                                              -------      -------             ---------         -------
  Gross profit                                (41,114)     167,589              (121,943)        382,401

Selling, general and administrative expenses  439,913      126,958               996,472         415,297
                                              -------      -------               -------         -------
  (Loss) income from operations              (481,027)      40,631            (1,118,415)        (32,896)

Interest (income) expense, net                 (6,009)      14,445                (1,101)         43,016
Other expenses                                     --           --                    --          12,391
  (Loss) income before income taxes          (475,018)      26,186            (1,117,314)        (88,303)

Provision for income taxes                         --           --                    --              --
  Net (loss) income                          (475,018)      26,186            (1,117,314)        (88,303)
                                             ---------      ------            -----------        --------

Net loss per common share                       (0.24)        0.02                 (.064)          (0.07)
                                                ------        ----                 ------          ------

Weighted average common shares
   and common share equivalents outstanding  1,954,876   1,204,719             1,754,013       1,204,719
                                             ---------   ---------             ---------       ---------